

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 19, 2009

Mr. Ramos R. Ricardo
Chief Financial Officer
Chemical and Mining Company of Chile Inc.
El Trovador 4285, 6th Floor,
Santiago, Chile

> **Re:** **Chemical and Mining Company of Chile Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 033-65728**

Dear Mr. Ricardo:

We have reviewed your filing. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F For the Fiscal Year Ended December 31, 2008

Financial Statements

Note 2 - Summary of Significant Accounting Policies F-9

t) Revenue Recognition, page F-19

1. We note your disclosure in which you state that you recognize revenue on the date goods are physically delivered or when they are considered delivered to the

customers according to the terms of the contracts. For U.S. GAAP purposes, revenues should not be recognized until the customer has taken title and assumed the risks and rewards of ownership of the goods. Please explain any differences between your policy and that which is required for U.S. GAAP in Note 30 and tell us about any transactions where revenue has been recognized prior to title being transferred.

2.   We understand that you record deferred income when invoices are issued for goods not delivered prior to the balance sheet date. Please explain to us the circumstances under which you would invoice a customer prior to the goods being delivered and clarify whether a receivable is recognized at the time the invoice is issued. For U.S. GAAP purposes, the recognition of a receivable should coincide with the recognition of revenue rather than deferred revenue. Deferred revenue may originate when cash is received from a customer for goods or services not yet provided. Please address this difference in accounting in your U.S. GAAP reconciliation at Note 30.

3.   We note your disclosure stating "Income from sales by installment is determined discounting the cash nominal value, using the interest rate implicit for this type of sale. In this manner, interest not accrued at financial statement closing date is presented as a decrease in the value of the respective documents and as it accrues during the course of time, it recognized as interest income."

Please tell us the conditions under which revenue is recognized by this installment method, and the percentage of your revenues it represents for each financial statement period presented.

Please include details sufficient to understand how your accounting complies with paragraph 1 of Chapter 1A of ARB 43 and paragraph 12 of APB 10 for U.S. GAAP purposes, if that is your view.

x) Provisions for Mine Closure Costs, page F-20

4.   We note your disclosure indicating that you recognize provisions to cover costs associated with closure of mining facilities and mitigation of environmental damage. Please explain to us in further detail how you recognize obligations associated with the closure of your mining facilities, and why you believe this accounting policy is consistent with the U.S. GAAP guidance found in SFAS 143 as there appears to be no reconciling item at Note 30 relating to this particular policy. Further, as an Item 18 filer you should disclose all information required by U.S. GAAP.

Please submit the disclosures that you propose to comply with paragraph 22 of SFAS 143 for any asset retirement obligations you have recorded.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions."

Sincerely,

Karl Hiller
Branch Chief